Exhibit 99.1

Contact:

MicroStrategy Incorporated

Shirish Jajodia

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Third Quarter 2022 Financial Results

TYSONS CORNER, Va., November 1, 2022 - MicroStrategy® Incorporated (Nasdaq: MSTR) (“MicroStrategy” or the “Company”), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended September 30, 2022 (the third quarter of its 2022 fiscal year).

“For the third quarter, MicroStrategy achieved strong 51% growth year-over-year in subscription services revenues, record growth year-over-year in current subscription billings, and total revenue growth year-over-year on a constant currency basis. We are continuing to see the global adoption of our cloud platform by both domestic and international customers, and to benefit from the longstanding durability of our enterprise analytics business, with a third quarter renewal rate of 95%, despite the ongoing macroeconomic headwinds,” said Phong Le, President and Chief Executive Officer, MicroStrategy.

“Furthering the commitment to our bitcoin strategy, MicroStrategy acquired approximately 301 additional bitcoins this quarter and remains the world’s largest publicly traded corporate owner of bitcoin, with total holdings of 130,000 bitcoins. We incurred a minimal bitcoin impairment charge as bitcoin prices were stable during the third quarter, and were encouraged by FASB’s recent announcement of its support for fair value accounting for bitcoin. If finally adopted and implemented, we believe fair value accounting will improve upon the current, unfavorable intangible accounting treatment applicable to bitcoin holdings and will promote additional institutional adoption of bitcoin as an asset class,” said Andrew Kang, Chief Financial Officer, MicroStrategy.

Third Quarter 2022 Financial Highlights

•

Revenues: Total revenues for the third quarter of 2022 were $125.4 million, a 2.1% decrease, or a 3.9% increase on a non-GAAP constant currency basis, compared to the third quarter of 2021. Product licenses and subscription services revenues for the third quarter of 2022 were $38.7 million, a 5.5% increase, or an 11.1% increase on a non-GAAP constant currency basis, compared to the third quarter of 2021. Product support revenues for the third quarter of 2022 were $66.0 million, a 6.2% decrease, or a 0.8% decrease on a non-GAAP constant currency basis, compared to the third quarter of 2021. Other services revenues for the third quarter of 2022 were $20.7 million, a 1.3% decrease, or a 7.0% increase on a non-GAAP constant currency basis, compared to the third quarter of 2021.

•

Gross Profit: Gross profit for the third quarter of 2022 was $100.0 million, representing a 79.8% gross margin, compared to a gross profit of $105.7 million, representing a gross margin of 82.6%, for the third quarter of 2021.

•

Operating Expenses: Operating expenses for the third quarter of 2022 were $93.9 million, a 39.5% decrease compared to the third quarter of 2021. Operating expenses include impairment losses on MicroStrategy’s digital assets, which were $0.7 million during the third quarter of 2022, compared to $65.2 million in the third quarter of 2021.

•

Income (Loss) from Operations and Net Loss: Income from operations for the third quarter of 2022 was $6.1 million, compared to loss from operations of $49.7 million for the third quarter of 2021. Net loss for the third quarter of 2022 was $27.1 million, or $2.39 per share on a diluted basis, as compared to $36.1 million, or $3.61 per share on a diluted basis, for the third quarter of 2021. Digital asset impairment charges of $0.7 million and $65.2 million for the third quarter of 2022 and 2021, respectively, were reflected in these amounts.

•	Cash and Cash Equivalents: As of September 30, 2022, MicroStrategy had cash and cash equivalents of $60.4 million, as compared to $63.4 million as of December 31, 2021, a decrease of $3.0 million.
•

Digital Assets: As of September 30, 2022, the carrying value of MicroStrategy’s digital assets (comprised of approximately 130,000 bitcoins) was $1.993 billion, which reflects cumulative impairment losses of $1.990 billion since acquisition and an average carrying amount per bitcoin of approximately $15,331. As of September 30, 2022, the original cost basis and market value of MicroStrategy’s bitcoin were $3.983 billion and $2.532 billion, respectively, which reflects an average cost per bitcoin of approximately $30,639 and a market price per bitcoin of $19,480.51, respectively. Additional information on MicroStrategy’s digital asset holdings is included in the “Digital Assets – Additional Information” tables at the end of this press release.

The tables provided at the end of this press release include a reconciliation of the most directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) to non-GAAP financial measures for the three and nine months ended September 30, 2022 and 2021. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in MicroStrategy’s “Q3 2022 Earnings Presentation,” which will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP income (loss) from operations that excludes the impact of share-based compensation expense, (ii) non-GAAP net loss and non-GAAP diluted loss per share that exclude the impacts of share-based compensation expense, interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, and related income tax effects, and (iii) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis. The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second set of supplemental financial measures excludes the impacts of (i) share-based compensation expense, (ii) non-cash interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, and (iii) related income tax effects. The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis. MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Conference Call

MicroStrategy will be discussing its third quarter 2022 financial results on a live Video Webinar today beginning at approximately 5:00 p.m. ET. The live Video Webinar and accompanying presentation materials will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations. Log-in instructions will be available after registering for the event. An archived replay of the event will be available beginning approximately two hours after the call concludes.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded analytics and business intelligence company. The MicroStrategy analytics platform is consistently rated as the best in enterprise analytics and is used by many of the world’s most admired brands in the Fortune Global 500. We pursue two corporate strategies: (1) grow our enterprise analytics software business to promote our vision of Intelligence Everywhere and (2) acquire and hold bitcoin, which we view as a dependable store of value supported by a robust, public, open-source architecture untethered to sovereign monetary policy. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, Intelligent Enterprise, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect,” “will,” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: fluctuations in the market price of bitcoin and any associated impairment charges that the Company may incur as a result of a decrease in the market price of bitcoin below the value at which the Company’s bitcoins are carried on its balance sheet; gains or losses on any sales of bitcoins; changes in the accounting treatment relating to the Company’s bitcoin holdings; changes in securities laws or other laws or regulations, or the adoption of new laws or regulations, relating to bitcoin that adversely affect the price of bitcoin or the Company’s ability to transact in or own bitcoin; a decrease in liquidity in the markets in which bitcoin is traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud or other circumstances or events that result in the loss of the Company’s bitcoins; the level and terms of the Company’s substantial indebtedness and its ability to service such debt; the extent and timing of market acceptance of the Company’s new product offerings; continued acceptance of the Company’s other products in the marketplace; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model, which may delay the Company’s ability to recognize revenue; fluctuations in tax benefits or provisions; impacts of the COVID-19 pandemic; competitive factors; general economic conditions, including high levels of inflation and increased interest rates; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$22,286	$25,830	$58,928	$69,261
Subscription services	16,414	10,853	43,276	31,221
Total product licenses and subscription services	38,700	36,683	102,204	100,482
Product support	66,010	70,387	199,682	212,063
Other services	20,650	20,924	64,824	63,702
Total revenues	125,360	127,994	366,710	376,247

Cost of revenues
Product licenses	406	383	1,314	1,290
Subscription services	6,395	4,282	17,303	11,720
Total product licenses and subscription services	6,801	4,665	18,617	13,010
Product support	5,224	4,679	15,542	14,353
Other services	13,360	12,975	42,107	40,543
Total cost of revenues	25,385	22,319	76,266	67,906

Gross profit	99,975	105,675	290,444	308,341

Operating expenses
Sales and marketing	35,409	38,209	105,511	116,728
Research and development	30,498	28,211	95,811	86,242
General and administrative	27,283	23,751	82,491	68,397
Digital asset impairment losses	727	65,165	1,088,656	684,034
Total operating expenses	93,917	155,336	1,372,469	955,401

Income (loss) from operations	6,058	(49,661)	(1,082,025)	(647,060)
Interest expense, net	(14,073)	(10,723)	(38,299)	(17,520)
Other income, net	4,897	1,264	12,242	1,631
Loss before income taxes	(3,118)	(59,120)	(1,108,082)	(662,949)
Provision for (benefit from) income taxes	23,961	(22,984)	112,046	(217,446)
Net loss	$(27,079)	$(36,136)	$(1,220,128)	$(445,503)

Basic loss per share (1):	$(2.39)	$(3.61)	$(107.99)	$(45.47)
Weighted average shares outstanding used in computing basic loss per share	11,308	9,999	11,299	9,798

Diluted loss per share (1):	$(2.39)	$(3.61)	$(107.99)	$(45.47)
Weighted average shares outstanding used in computing diluted loss per share	11,308	9,999	11,299	9,798

(1)	Basic and fully diluted loss per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30,	December 31,
	2022	2021*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$60,390	$63,356
Restricted cash	6,578	1,078
Accounts receivable, net	109,926	189,280
Prepaid expenses and other current assets	25,399	14,251
Total current assets	202,293	267,965

Digital assets	1,993,032	2,850,210
Property and equipment, net	33,033	36,587
Right-of-use assets	62,902	66,760
Deposits and other assets	20,992	15,820
Deferred tax assets, net	233,034	319,782
Total Assets	$2,545,286	$3,557,124

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$36,846	$46,084
Accrued compensation and employee benefits	46,346	54,548
Accrued interest	11,394	1,493
Deferred revenue and advance payments	165,934	209,860
Total current liabilities	260,520	311,985

Long-term debt, net	2,376,935	2,155,151
Deferred revenue and advance payments	8,754	8,089
Operating lease liabilities	69,278	76,608
Other long-term liabilities	30,088	26,224
Deferred tax liabilities	0	109
Total liabilities	2,745,575	2,578,166

Stockholders’ (Deficit) Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 18,038 shares issued and 9,354 shares outstanding, and 18,006 shares issued and 9,322 shares outstanding, respectively	18	18
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 1,964 shares issued and outstanding, and 1,964 shares issued and outstanding, respectively	2	2
Additional paid-in capital	1,778,660	1,727,143
Treasury stock, at cost; 8,684 shares	(782,104)	(782,104)
Accumulated other comprehensive loss	(18,179)	(7,543)
(Accumulated deficit) retained earnings	(1,178,686)	41,442
Total Stockholders’ (Deficit) Equity	(200,289)	978,958
Total Liabilities and Stockholders’ (Deficit) Equity	$2,545,286	$3,557,124

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2022	2021
	(unaudited)	(unaudited)
Operating activities:
Net loss	$(1,220,128)	$(445,503)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,917	8,639
Reduction in carrying amount of right-of-use assets	6,020	6,190
Credit losses and sales allowances	1,189	748
Deferred taxes	90,166	(221,328)
Release of liabilities for unrecognized tax benefits	0	(152)
Share-based compensation expense	46,587	30,973
Digital asset impairment losses	1,088,656	684,034
Amortization of issuance costs on long-term debt	6,490	5,084
Changes in operating assets and liabilities:
Accounts receivable	5,586	10,634
Prepaid expenses and other current assets	(7,837)	(1,693)
Deposits and other assets	(8,314)	(594)
Accounts payable and accrued expenses	(8,880)	(10,788)
Accrued compensation and employee benefits	(13,105)	(1,698)
Accrued interest	9,901	10,182
Deferred revenue and advance payments	25,401	24,385
Operating lease liabilities	(7,390)	(7,714)
Other long-term liabilities	150	(813)
Net cash provided by operating activities	21,409	90,586

Investing activities:
Purchases of digital assets	(231,478)	(2,035,471)
Purchases of property and equipment	(1,851)	(1,882)
Net cash used in investing activities	(233,329)	(2,037,353)

Financing activities:
Proceeds from convertible senior notes	0	1,050,000
Issuance costs paid for convertible senior notes	0	(24,742)
Proceeds from senior secured notes	0	500,000
Issuance costs paid for senior secured notes	0	(12,792)
Proceeds from secured term loan, net of lender fees	204,693	0
Issuance costs paid for secured term loan, excluding lender fees	(107)	0
Proceeds from other long-term secured debt	11,100	0
Issuance costs paid for other long-term secured debt	(214)	0
Repayments of other long-term secured debt	(121)	0
Proceeds from sale of common stock under public offerings	0	403,970
Issuance costs paid related to sale of common stock under public offerings	0	(4,501)
Proceeds from exercise of stock options	1,332	31,380
Proceeds from sales under employee stock purchase plan	4,473	2,854
Payment of withholding tax on vesting of restricted stock units	(1,105)	0
Net cash provided by financing activities	220,051	1,946,169

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(5,597)	(2,037)
Net increase (decrease) in cash, cash equivalents, and restricted cash	2,534	(2,635)
Cash, cash equivalents, and restricted cash, beginning of period	64,434	60,759
Cash, cash equivalents, and restricted cash, end of period	$66,968	$58,124

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$22,286	$25,830	$58,928	$69,261
Subscription services	16,414	10,853	43,276	31,221
Total product licenses and subscription services	38,700	36,683	102,204	100,482
Product support	66,010	70,387	199,682	212,063
Other services:
Consulting	19,545	19,738	61,253	60,071
Education	1,105	1,186	3,571	3,631
Total other services	20,650	20,924	64,824	63,702
Total revenues	125,360	127,994	366,710	376,247

Cost of revenues
Product licenses and subscription services:
Product licenses	406	383	1,314	1,290
Subscription services	6,395	4,282	17,303	11,720
Total product licenses and subscription services	6,801	4,665	18,617	13,010
Product support	5,224	4,679	15,542	14,353
Other services:
Consulting	12,267	11,745	38,404	36,515
Education	1,093	1,230	3,703	4,028
Total other services	13,360	12,975	42,107	40,543
Total cost of revenues	25,385	22,319	76,266	67,906

Gross profit	$99,975	$105,675	$290,444	$308,341

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

ROLLFORWARD OF BITCOIN HOLDINGS

(unaudited)

	Source of Capital Used to Purchase Bitcoin	Digital Asset Original Cost Basis (in thousands)	Digital Asset Impairment Losses (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held *	Approximate Average Purchase Price Per Bitcoin
Balance at December 31, 2020		$1,125,000	$(70,698)	$1,054,302	70,469	$15,964
Digital asset purchases	(a)	1,086,375		1,086,375	20,857	52,087
Digital asset impairment losses			(194,095)	(194,095)
Balance at March 31, 2021		$2,211,375	$(264,793)	$1,946,582	91,326	$24,214
Digital asset purchases	(b)	529,231		529,231	13,759	38,464
Digital asset impairment losses			(424,774)	(424,774)
Balance at June 30, 2021		$2,740,606	$(689,567)	$2,051,039	105,085	$26,080
Digital asset purchases	(c)	419,865		419,865	8,957	46,876
Digital asset impairment losses			(65,165)	(65,165)
Balance at September 30, 2021		$3,160,471	$(754,732)	$2,405,739	114,042	$27,713
Digital asset purchases	(d)	591,058		591,058	10,349	57,113
Digital asset impairment losses			(146,587)	(146,587)
Balance at December 31, 2021		$3,751,529	$(901,319)	$2,850,210	124,391	$30,159
Digital asset purchases	(e)	215,500		215,500	4,827	44,645
Digital asset impairment losses			(170,091)	(170,091)
Balance at March 31, 2022		$3,967,029	$(1,071,410)	$2,895,619	129,218	$30,700
Digital asset purchases	(f)	10,000		10,000	481	20,790
Digital asset impairment losses			(917,838)	(917,838)
Balance at June 30, 2022		$3,977,029	$(1,989,248)	$1,987,781	129,699	$30,664
Digital asset purchases	(g)	5,978		5,978	301	19,860
Digital asset impairment losses			(727)	(727)
Balance at September 30, 2022		$3,983,007	$(1,989,975)	$1,993,032	130,000	$30,639

*

MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy.  References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)

In the first quarter of 2021, MicroStrategy purchased bitcoin using $1.026 billion in net proceeds from its issuance of its 0% Convertible Senior Notes due 2027 (together with the 0.750% Convertible Senior Notes due 2025, the “Convertible Notes”) and Excess Cash.

(b)	In the second quarter of 2021, MicroStrategy purchased bitcoin using $487.2 million in net proceeds from its issuance of its 6.125% Senior Secured Notes due 2028 and Excess Cash.
(c)

In the third quarter of 2021, MicroStrategy purchased bitcoin using $399.5 million in net proceeds from its sale of 555,179 shares of class A common stock offered under an Open Market Sale Agreement (the “Open Market Sale Agreement”) with Jefferies LLC, as agent, and Excess Cash.

(d)

In the fourth quarter of 2021, MicroStrategy purchased bitcoin using $591.0 million in net proceeds from its sale of 858,588 shares of class A common stock offered under the Open Market Sale Agreement and Excess Cash.

(e)	In the first quarter of 2022, MicroStrategy purchased bitcoin using $190.5 million of the net proceeds from the issuance of the 2025 Secured Term Loan and Excess Cash.
(f)	In the second quarter of 2022, MicroStrategy purchased bitcoin using Excess Cash.
(g)	In the third quarter of 2022, MicroStrategy purchased bitcoin using Excess Cash.

Excess Cash refers to cash in excess of the minimum Cash Assets that MicroStrategy is required to hold under its Treasury Reserve Policy, which may include cash generated by operating activities and cash from the proceeds of financing activities. Cash Assets refers to cash and cash equivalents and short-term investments.

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

MARKET VALUE OF BITCOIN HOLDINGS

(unaudited)

	Approximate Number of Bitcoins Held at End of Quarter *	Lowest Market Price Per Bitcoin During Quarter (a)	Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Quarter (c)	Market Value of Bitcoin Held at End of Quarter Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Quarter (e)	Market Value of Bitcoin Held at End of Quarter Using Ending Market Price (in thousands) (f)
December 31, 2020	70,469	$10,363.76	$730,324	$29,321.90	$2,066,285	$29,181.00	$2,056,356
March 31, 2021	91,326	$27,678.00	$2,527,721	$61,788.45	$5,642,892	$58,601.28	$5,351,820
June 30, 2021	105,085	$28,800.00	$3,026,448	$64,899.00	$6,819,911	$34,763.47	$3,653,119
September 30, 2021	114,042	$29,301.56	$3,341,609	$52,944.96	$6,037,949	$43,534.56	$4,964,768
December 31, 2021	124,391	$42,333.00	$5,265,844	$69,000.00	$8,582,979	$45,879.97	$5,707,055
March 31, 2022	129,218	$32,933.33	$4,255,579	$48,240.00	$6,233,476	$45,602.79	$5,892,701
June 30, 2022	129,699	$17,567.45	$2,278,481	$47,469.40	$6,156,734	$18,895.02	$2,450,665
September 30, 2022	130,000	$18,153.13	$2,359,907	$25,214.57	$3,277,894	$19,480.51	$2,532,466

*

MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy.  References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)

The "Lowest Market Price Per Bitcoin During Quarter" represents the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.

(b)

The "Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price" represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

(c)

The "Highest Market Price Per Bitcoin During Quarter" represents the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.

(d)

The "Market Value of Bitcoin Held at End of Quarter Using Highest Market Price" represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

(e)	The "Market Price Per Bitcoin at End of Quarter" represents the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter.
(f)

The "Market Value of Bitcoin Held at End of Quarter Using Ending Market Price" represents a mathematical calculation consisting of the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

The amounts reported as “Market Value” in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported on the Coinbase exchange (MicroStrategy’s principal market for bitcoin) in each scenario defined above multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period. The SEC has previously stated that there has not been a demonstration that (i) bitcoin and bitcoin markets are inherently resistant to manipulation or that the spot price of bitcoin may not be subject to fraud and manipulation; and (ii) adequate surveillance-sharing agreements with bitcoin-related markets are in place, as bitcoin-related markets are either not significant, not regulated, or both. Accordingly, the Market Value amounts reported above may not accurately represent fair market value, and the actual fair market value of MicroStrategy’s bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) MicroStrategy may not be able to sell its bitcoins at the Market Value amounts indicated above, at the market price as reported on the Coinbase exchange (its principal market) on the date of sale, or at all.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

INCOME (LOSS) FROM OPERATIONS

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP income (loss) from operations:
Income (loss) from operations	$6,058	$(49,661)	$(1,082,025)	$(647,060)
Share-based compensation expense	16,899	12,166	46,587	30,973
Non-GAAP income (loss) from operations	$22,957	$(37,495)	$(1,035,438)	$(616,087)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET LOSS AND DILUTED LOSS PER SHARE

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net loss:
Net loss	$(27,079)	$(36,136)	$(1,220,128)	$(445,503)
Share-based compensation expense	16,899	12,166	46,587	30,973
Interest expense arising from amortization of debt issuance costs	2,193	2,107	6,490	5,084
Income tax effects (1)	(2,844)	(6,489)	(10,186)	(32,877)
Non-GAAP net loss	$(10,831)	$(28,352)	$(1,177,237)	$(442,323)

Reconciliation of non-GAAP diluted loss per share (2):
Diluted loss per share	$(2.39)	$(3.61)	$(107.99)	$(45.47)
Share-based compensation expense (per diluted share)	1.49	1.21	4.12	3.16
Interest expense arising from amortization of debt issuance costs (per diluted share)	0.19	0.21	0.57	0.52
Income tax effects (per diluted share)	(0.25)	(0.65)	(0.89)	(3.35)
Non-GAAP diluted loss per share	$(0.96)	$(2.84)	$(104.19)	$(45.14)

(1)

Income tax effects reflect the net tax effects of share-based compensation expense, which includes tax benefits and expenses on exercises of stock options and vesting of share-settled restricted stock units, and interest expense for amortization of debt issuance costs.

(2)

For reconciliation purposes, the non-GAAP diluted earnings (loss) per share calculations use the same weighted average shares outstanding as that used in the GAAP diluted earnings (loss) per share calculations for the same period. For example, in periods of GAAP net loss, otherwise dilutive potential shares of common stock from MicroStrategy’s share-based compensation arrangements and Convertible Notes are excluded from the GAAP diluted loss per share calculation as they would be antidilutive, and therefore are also excluded from the non-GAAP diluted earnings or loss per share calculation.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	September 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2022	2022	2022	2021	2022	2022
Revenues
Product licenses	$22,286	$(1,219)	$23,505	$25,830	-13.7%	-9.0%
Subscription services	16,414	(828)	17,242	10,853	51.2%	58.9%
Total product licenses and subscription services	38,700	(2,047)	40,747	36,683	5.5%	11.1%
Product support	66,010	(3,848)	69,858	70,387	-6.2%	-0.8%
Other services	20,650	(1,747)	22,397	20,924	-1.3%	7.0%
Total revenues	125,360	(7,642)	133,002	127,994	-2.1%	3.9%

	Nine Months Ended
	September 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2022	2022	2022	2021	2022	2022
Revenues
Product licenses	$58,928	$(2,315)	$61,243	$69,261	-14.9%	-11.6%
Subscription services	43,276	(1,516)	44,792	31,221	38.6%	43.5%
Total product licenses and subscription services	102,204	(3,831)	106,035	100,482	1.7%	5.5%
Product support	199,682	(8,547)	208,229	212,063	-5.8%	-1.8%
Other services	64,824	(3,914)	68,738	63,702	1.8%	7.9%
Total revenues	366,710	(16,292)	383,002	376,247	-2.5%	1.8%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues. It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	September 30,	December 31,	September 30,
	2022	2021*	2021
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$442	$993	$2,315
Deferred subscription services revenue	38,272	35,589	23,089
Deferred product support revenue	123,203	166,477	130,339
Deferred other services revenue	4,017	6,801	4,954
Total current deferred revenue and advance payments	$165,934	$209,860	$160,697

Non-current:
Deferred product licenses revenue	$70	$68	$74
Deferred subscription services revenue	2,943	1,064	590
Deferred product support revenue	5,172	6,203	6,973
Deferred other services revenue	569	754	665
Total non-current deferred revenue and advance payments	$8,754	$8,089	$8,302

Total current and non-current:
Deferred product licenses revenue	$512	$1,061	$2,389
Deferred subscription services revenue	41,215	36,653	23,679
Deferred product support revenue	128,375	172,680	137,312
Deferred other services revenue	4,586	7,555	5,619
Total current and non-current deferred revenue and advance payments	$174,688	$217,949	$168,999

*	Derived from audited financial statements.